August 10, 2020

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tim Buchmiller

Re:	Flux Power Holdings, Inc.
Registration Statement on Form S-1, as amended
File No. 333-231766

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Flux Power Holdings, Inc., a Nevada corporation (the “Company”) respectfully requests that the effective date of the registration statement referred to above (the “Registration Statement”) be accelerated so that it will become effective at 5:00 p.m., Eastern Time, on Tuesday, August 11, 2020, or as soon thereafter as possible. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Lewis Brisbois Bisgaard & Smith LLP by calling Daniel B. Eng at 415.262.8508. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Lewis Brisbois Bisgaard & Smith LLP, Attention: Daniel B. Eng, by email to Daniel.Eng@lewisbrisbois.com.

If you have any questions regarding this request, please contact Daniel B. Eng of Lewis Brisbois Bisgaard & Smith LLP at 415.262.8508.

Very Truly Yours,

By:	/s/ Ronald F. Dutt
Name:	Ronald F. Dutt
Title:	Chief Executive Officer

cc:	John Yung, Lewis Brisbois Bisgaard & Smith LLP
Daniel B. Eng, Lewis Brisbois Bisgaard & Smith LLP